UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
000-53953
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(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:           July 31, 2013

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I .REGISTRANT INFORMATION

MobileBits Holdings Corporation

Full Name of Registrant

Former Name if Applicable

5901 N. Honore Ave., Suite 110

Address of Principal Executive Office (Street and Number)

Sarasota, Florida 34243

City, State and Zip Code

PART II .RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition  report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III .NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MobileBits Holdings Corporation (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended July 31, 2013 (the “Quarterly Report”) by the September 16, 2013 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended July 31, 2013 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV .OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Walter Kostiuk	(941)	225-6115
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MOBILEBITS HOLDINGS CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILEBITS HOLDINGS CORP.

Date: September 16, 2013	By:	/s/ Walter Kostiuk
Walter Kostiuk
Chief Executive Officer

Reclassifications and Restatements

The Registrant has determined that an adjustment to eliminate $242,000 in acquired software development costs after its initial allocation of purchase price was necessary. For the three period ended July 31, 2012, the Registrant is restating its Consolidated Statements of Operations and Comprehensive Income (Loss) reducing depreciation and amortization expense by $38,704. The Registrant is also restating its Consolidated Statements of Operations and Comprehensive Income (Loss) and Statement of Cash Flows reducing depreciation and amortization expense by $111,511. The Registrant also determined that the exchange of Pringo options to options of the Registrant as of the acquisition date should have been considered in determining the final purchase price. The stock-based compensation expenses for the nine months ended July 31, 2012 were overstated by the fair value of these options at the acquisition date of $4,017,749. The Registrant is restating its Consolidated Statements of Operations and Comprehensive Income (Loss) and Statement of Cash Flows reducing stock based compensation expense by $4,017,749.